UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 22, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

PROPOSAL FOR AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” of this circular.

A letter from the Board is set out on pages 3 to 9 of this Circular.

A notice dated 22 December 2017 convening the EGM to be held at Four Seasons Hall, 2/F., Shanghai International Airport Hotel , No. 368 Yingbin (1) Road, Shanghai at 9:30 a.m. on Thursday, 8 February 2018, or any adjournment thereof, has been despatched by the Company together with the Old Proxy Form and the reply slip for the EGM. The Supplemental Notice of EGM setting out the additional resolutions to be approved at the EGM and the New Proxy Forms are set out on pages 10 to 12 of this Circular and have been despatched on 22 January 2018. They are also published on the website of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.ceair.com).

Whether or not you are able to attend the EGM, you are requested to complete and return the New Proxy Form in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM (or any adjournment thereof). Completion and return of the New Proxy Form will not affect your rights to attend in person and vote at the EGM, should you so wish.

Shareholders who intend to attend the EGM should also complete and return the reply slip which has been despatched on 23 December 2017 in accordance with the instructions printed thereon.

22 January 2018

TABLE OF CONTENT

Page

DEFINITIONS	1

LETTER FROM THE BOARD	3

SUPPLEMENTAL NOTICE OF EGM	10

— i —

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange

“Articles of Association”	means the articles of association of the Company, as amended from time to time

“Board”	means the board of Directors

“Company”	means (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary receipts are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Directors”	means the directors of the Company

“EGM”	means the 2018 first extraordinary general meeting of the Company to be held at Four Seasons Hall, 2/F., Shanghai International Airport Hotel , No. 368 Yingbin (1) Road, Shanghai, the PRC at 9:30 a.m. on Thursday, 8 February 2018

“H Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Hong Kong Stock Exchange

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Listing Rules”	means The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“New Proxy Form”	means the new proxy form for the EGM despatched to the Shareholders on 22 January 2018

“New York Stock Exchange”	means the New York Stock Exchange

“Notice of EGM”	means the notice of EGM dated 22 Decmber 2017

“Old Proxy Form”	means the old proxy form for the EGM despatched to the Shareholders

“PRC”	means the People’s Republic of China

DEFINITIONS

“RMB”	means Renminbi, the lawful currency of the PRC

“Shanghai Stock Exchange”	means the Shanghai Stock Exchange

“Shareholders”	means holders of shares of the Company

“Supplemental Notice of EGM”	means the supplemental notice of EGM dated 22 January 2018

LETTER FROM THE BOARD

Executive Directors:	Legal address:
Liu Shaoyong (Chairman)	66 Airport Street
Ma Xulun (Vice Chairman, President)	Pudong International Airport
Li Yangmin (Director, Vice President)	Shanghai
Xu Zhao (Director)	PRC
Gu Jiadan (Director)
Tang Bing (Director, Vice President)
Tian Liuwen (Director, Vice President)

Independent non-executive Directors:	Head office:
Li Ruoshan Ma	92 Konggang 3rd Road
Weihua Shao	Changning District
Ruiqing Cai	Shanghai
Hong Ping	PRC

Principal place of business in Hong Kong:
Unit D, 19/F. United Centre
95 Queensway
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited Rooms 1712–1716, 17th Floor Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

22 January 2018

To the Shareholders

Dear Sir or Madam,

PROPOSAL FOR AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 19 January 2018 in relation to, among other things, the proposed amendments to the Articles of Association.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with the information regarding the resolution to be proposed at the EGM to approve the proposed amendments to certain articles of the Articles of Association.

2.	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The resolutions on the proposed amendments to certain articles of the Articles of Association was considered and approved at the eleventh regular meeting of the eighth session of the Board held on 19 January 2018. Such amendments are hereby submitted to the Shareholders for consideration and approval at the EGM:

Set out below are the details of the proposed amendments to the Articles of Association:

Existing Articles		Revised Articles

Article 57 The Shareholders’ general meeting shall have the following functions and powers:		Article 57 The Shareholders’ general meeting shall have the following functions and powers:

(1)	to decide on the Company’s operational policies and investment plans;	(1)	to decide on the Company’s operational policies and investment plans;

(2)	to elect and replace directors and decide on matters relating to the remuneration of directors;	(2)	to elect and replace directors (excluding employee representative directors) and decide on matters relating to the remuneration of directors;

(3)	to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;	(3)	to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

(4)	to examine and approve reports of the board of directors;	(4)	to examine and approve reports of the board of directors;

(5)	to examine and approve reports of the supervisory committee;	(5)	to examine and approve reports of the supervisory committee;

(6)	to examine and approve the Company’s proposed annual preliminary and final financial budgets;	(6)	to examine and approve the Company’s proposed annual preliminary and final financial budgets;

(7)	to examine and approve the Company’s profit distribution plans and plans for making up losses;	(7)	to examine and approve the Company’s profit distribution plans and plans for making up losses;

(8)	to decide on increases or reductions in the Company registered capital;	(8)	to decide on increases or reductions in the Company registered capital;

(9)	to decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;	(9)	to decide on matters such as merger, division, change in company form, dissolution and liquidation of the Company;

(10)	to decide on the issue of debentures by the Company;	(10)	to decide on the issue of debentures by the Company;

(11)	to decide on the appointment, dismissal and disengagement of the accountants of the Company;	(11)	to decide on the appointment, dismissal and disengagement of the accountants of the Company;

(12)	to amend these articles of association;	(12)	to amend these articles of association;

LETTER FROM THE BOARD

Existing Articles		Revised Articles

(13)	to consider motions raised by shareholders who represent 3 per cent or more of the total shares of the Company carrying the right to vote;	(13)	to consider motions raised by shareholders who represent 3 per cent or more of the total shares of the Company carrying the right to vote;

(14)	to decide on other matters which require resolutions of the shareholders in general meeting according to relevant laws, administrative regulations and provisions of these articles of association;	(14)	to decide on other matters which require resolutions of the shareholders in general meeting according to relevant laws, administrative regulations and provisions of these articles of association;

(15)	to decide on matters which the board of directors may be delegated or authorized to deal with by the shareholders in general meeting.	(15)	to decide on matters which the board of directors may be delegated or authorized to deal with by the shareholders in general meeting.

Article 71 (A) Directors will be elected at Shareholders’ general meetings through cumulative voting. When directors are elected through cumulative voting at Shareholders’ general meetings, the number of total votes that a shareholder can exercise is the product of (i) the number of shares held by such shareholder, and (ii) the number of directors to be elected. A shareholder can give all his or her votes to one director candidate or divide his or her votes among several director candidates. Directors are
elected at the Shareholders’ general meetings based on the
number of votes the director candidates receive.	Article 71 (A) Directors (excluding employee representative
directors) will be elected at Shareholders’ general meetings through cumulative voting. When directors are elected through cumulative voting at Shareholders’ general meetings, the
number of total votes that a shareholder can exercise is the product of (i) the number of shares held by such shareholder, and (ii) the number of directors to be elected. A shareholder can give all his or her votes to one director candidate or
divide his or her votes among several director candidates.
Directors are elected at the Shareholders’ general meetings
		based on the number of votes the director candidates receive.

Article 95 The Company shall have a board of directors. The board of directors shall consist of eleven (11) directors. The board of directors shall have one Chairman and one Vice-chairman.	Article 95 The Company shall have a board of directors. The
board of directors shall consist of seven (7) to thirteen (13)
directors. External directors (refer to directors who do not hold any office within the Company) shall represent more
than one-half of the board of directors including not less
than one third of the total number of directors shall be
independent directors (refer to directors who are
independent of the Shareholders and do not hold any office
within the Company) and at least one of them shall be an
accounting professional; the board of directors shall have
		one employee representative director.

		The board of directors shall have one Chairman and one Vice-chairman.

Article 96 Directors shall be elected at the Shareholders’
general meeting. The term of office of the directors is three
(3) years. At the expiry of a director’s term, the term is
renewable upon re-election.	Article 96 Directors (excluding employee representative
directors) shall be elected at the Shareholders’ general
meeting while employee representative directors shall be
elected or removed by employee representative assembly.
The term of office of the directors is three (3) years. At the expiry of a director’s term, the term is renewable upon
		re-election.

LETTER FROM THE BOARD

Existing Articles	Revised Articles

The director candidates shall be nominated by the board of directors or shareholders. The notice of nomination of directors and the notice by a director candidate of his or her willingness to be elected shall be given to and lodged with the Company on, at the earliest, the day after the despatch of the relevant notice of Shareholders’ general meeting appointed for the election and seven days before the date of the Shareholders’ general meeting.	The director (excluding employee representative director) candidates shall be nominated by the board of directors or shareholders. The notice of nomination of directors and the notice by a director candidate of his or her willingness to be elected shall be given to and lodged with the Company on, at the earliest, the day after the despatch of the relevant notice of Shareholders’ general meeting appointed for the election and seven days before the date of the Shareholders’ general meeting.

The Chairman and the Vice-chairman shall be elected and removed by more than one half of all the members of the board of directors. The term of office of each of the chairman and the Vice-chairman is three (3) years, renewable upon re-election.	The Chairman and the Vice-chairman shall be elected and removed by more than one half of all the members of the board of directors. The term of office of each of the chairman and the Vice-chairman is three (3) years, renewable upon re-election.

The Shareholders’ general meeting may by ordinary resolution remove any director before the expiration of his term of office (but without prejudice to such director’s right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with. The Directors shall not be required to hold shares of the Company.	The Shareholders’ general meeting may by ordinary resolution remove any director (excluding employee representative director) before the expiration of his term of office (but without prejudice to such director’s right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with. The Directors shall not be required to hold shares of the Company.

Article 107 (A) At least one-third and not less than three of the members of the board of directors shall be independent directors, at least one of whom must be an accounting professional. Independent directors shall carry out duties faithfully, safeguard the interests of the Company and pay close attention to the protection of the legal rights and interests of the public shareholders from detriment.	Article 107 (A) ~~At least one-third and not less than three of the members of the board of directors shall be independent directors, at least one of whom must be an accounting professional.~~ Independent directors shall carry out duties faithfully, safeguard the interests of the Company and pay close attention to the protection of the legal rights and interests of the public shareholders from detriment.

Independent directors shall carry out duties independently and shall not be influenced by:	Independent directors shall carry out duties independently and shall not be influenced by:

(1) any substantial shareholders or actual controlling person of the Company; or	(1) any substantial shareholders or actual controlling person of the Company; or

(2) any interested entity or individual of the Company or any of its substantial shareholders or actual controlling persons.	(2) any interested entity or individual of the Company or any of its substantial shareholders or actual controlling persons.

LETTER FROM THE BOARD

Existing Articles	Revised Articles

Article 107 (H) Newly added	Article 107 (H) Matters requiring the involvement of employee representative directors can generally be divided into two categories: matters requiring board resolutions; and matters requiring reporting to the board.

(1) Matters requiring board resolutions: mainly include the enactment and amendment of basic management policy involving employee fundamental interests such as the Company’s labour, remuneration policy, labour protection, rest days and holidays, safety and operation, training, education and welfare etc.

(2) Matters requiring reporting to the board: mainly include claims, comments and suggestions regarding employee democratic governance and democratic oversight and relevant claims and comments or the issues of tendency involving employees’ interests.

Article 132 Subject to Article 53, a director, supervisor, general manager, deputy general manager or other senior administrative officer of the Company may be relieved of liability for specific breaches of his duty by the informed consent of shareholders given at a general meeting.	Article 132 Subject to Article 53, a director (excluding employee representative director), supervisor, general manager, deputy general manager or other senior administrative officer of the Company may be relieved of liability for specific breaches of his duty by the informed consent of shareholders given at a general meeting.

Notes:

(1)	The amendments to the Articles of Association were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail; and
(2)	after addition of certain articles in the proposed amendments to the Articles of Association, the subsequent articles shall be re-numbered. The cross references to the numbering of articles of the original Articles of Association as so amended shall also be revised accordingly.

LETTER FROM THE BOARD

3.	THE EGM & RECOMMENDATION

The EGM

The EGM will be held at Four Seasons Hall, 2/F., Shanghai International Airport Hotel   , No. 368 Yingbin (1) Road, Shanghai, the PRC at 9:30 a.m. on Thursday, 8 February 2018, or any adjournment thereof. At the EGM, resolutions will be proposed for the Shareholders to consider and, if thought fit, to approve, among other matters, the proposed amendments to certain articles of the Articles of Association. To the best knowledge and belief of the Directors, none of the Shareholders will be required to abstain from voting on the proposed additional resolutions at the EGM. Please refer to the Supplemental Notice of EGM enclosed in this circular and the announcement of the Company dated 19 January 2018 for details regarding the additional resolutions.

New Proxy Form

Since the Old Proxy Form sent together with the Notice of EGM does not contain the newly added resolution(s) as set out in the Supplemental Notice of EGM to be approved at the EGM, a New Proxy Form for the EGM has been prepared and is enclosed with the Supplemental Notice of EGM.

You are requested to complete and return the New Proxy Form in accordance with the instructions printed thereon to Hong Kong Registrars Limited at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time appointed for holding the EGM or any adjournment thereof (the “Closing Time”).

A Shareholder who has not yet lodged the Old Proxy Form with the Company’s registrar is requested to lodge the New Proxy Form if he or she wishes to appoint proxies to attend the EGM on his or her behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.

A Shareholder who has already lodged the Old Proxy Form with the Company’s registrar should note that:

(i)	If no New Proxy Form is lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the Shareholder will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the EGM other than those referred to in the Notice of EGM and the Old Proxy Form, including the newly added resolutions as set out in the Supplemental Notice of EGM.

(ii)	If the New Proxy Form is lodged with the Company’s registrar before Closing Time, the New Proxy Form will revoke and supersede the Old Proxy Form previously lodged by him or her. The New Proxy Form will be treated as a valid proxy form lodged by the Shareholder if correctly completed.

LETTER FROM THE BOARD

(iii)	If the New Proxy Form is lodged with the Company’s registrar after the Closing Time, the New Proxy Form will be invalid. However, it will revoke the Old Proxy Form previously lodged by the Shareholder, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or the New Proxy Form) will not be counted in any poll which may be taken on a proposed resolution.

Accordingly, Shareholders are advised not to lodge the New Proxy Form after the Closing Time. If such Shareholders wish to vote at the EGM, they will have to attend in person and vote at the EGM themselves. Shareholders are reminded that completion and delivery of the Old Proxy Form and/or the New Proxy Form will not preclude Shareholders from attending and voting in person at the EGM or at any adjournment thereof should they so wish.

4.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

5.	RECOMMENDATION

The Directors consider that the resolutions to be put forward at the EGM (including the aforesaid proposal for amendments to certain articles of the Articles of Association) are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders to vote in favour of all the resolutions to be proposed at the EGM.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary

SUPPLEMENTAL NOTICE OF EGM

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPPLEMENTAL NOTICE OF

2018 FIRST EXTRAORDINARY GENERAL MEETING

Reference is made to: (i) the notice (the “Notice”) of the 2018 first extraordinary general meeting (“EGM”) dated 22 December 2017 which sets out the time and venue of the EGM and the resolutions (the “Original Resolutions”, each an “Original Resolution”) to be proposed before the EGM for approval by the Shareholders; (ii) the announcements of the Company dated 22 December 2017 and 19 January 2018; and (iii) the circulars of the Company dated 18 January 2018 and 22 January 2018. Unless otherwise defined herein, capitalised terms shall have the same meaning as those defined in the aforesaid announcements and circulars.

Subsequent to the despatch of the Notice, the Company received on 19 January 2018 from CEA Holding, the controlling Shareholder, a notice of its intention to propose four additional resolutions for consideration and approval at the EGM.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN THAT, in addition to the Original Resolutions, the following resolutions (the “New Resolutions”) will be included in the Notice as four newly added resolutions number 3, 4, 5 and 6 for approval by Shareholders by way of special resolution at the EGM. Save for the above, all information and contents set out in the Notice remain unchanged.

SPECIAL RESOLUTIONS

3.	“THAT, to consider and approve the proposed amendments to certain provisions of the articles of association of the Company.”

4.	“THAT, to consider and approve the proposed amendments to certain provisions of the rules for procedures for general meetings of the Company.”

5.	“THAT, to consider and approve the proposed amendments to certain provisions of the rules for the meeting of the board of directors of the Company.”

6.	“THAT, to consider and approve the provision of guarantee by the Company in favour of not more than 67 wholly-owned SPV.”

SUPPLEMENTAL NOTICE OF EGM

NEW PROXY FORM

Since the Old Proxy Form sent together with the Notice does not contain the newly added resolution(s) as set out in this supplemental notice to be approved at the EGM, a New Proxy Form has been prepared and is enclosed with this supplemental notice.

You are requested to complete and return the New Proxy Form in accordance with the instructions printed thereon to Hong Kong Registrars Limited at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time appointed for holding the EGM or any adjournment thereof (the “Closing Time”).

A Shareholder who has not yet lodged the Old Proxy Form with the Company’s registrar is requested to lodge the New Proxy Form if he or she wishes to appoint proxies to attend the EGM on his or her behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.

A Shareholder who has already lodged the Old Proxy Form with the Company’s registrar should note that:

(i)	If no New Proxy Form is lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the Shareholder will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the EGM other than those referred to in the Notice and the Old Proxy Form, including the newly added resolutions as set out in this supplemental notice.

(ii)	If the New Proxy Form is lodged with the Company’s registrar before Closing Time, the New Proxy Form will revoke and supersede the Old Proxy Form previously lodged by him or her. The New Proxy Form will be treated as a valid proxy form lodged by the Shareholder if correctly completed.

(iii)	If the New Proxy Form is lodged with the Company’s registrar after the Closing Time, the New Proxy Form will be invalid. However, it will revoke the Old Proxy Form previously lodged by the Shareholder, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or the New Proxy Form) will not be counted in any poll which may be taken on a proposed resolution.

Accordingly, Shareholders are advised not to lodge the New Proxy Form after the Closing Time. If such Shareholders wish to vote at the EGM, they will have to attend in person and vote at the EGM themselves. Shareholders are reminded that completion and delivery of the Old Proxy Form and/or the New Proxy Form will not preclude Shareholders from attending and voting in person at the EGM or at any adjournment thereof should they so wish.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 22 January 2018

SUPPLEMENTAL NOTICE OF EGM

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

Note:

Abstention from voting

No shareholder of the Company will be required to abstain from voting on the additional resolutions nos. 3 to 6.